Exhibit 99.1

News release

Hydro One and the Society of United Professionals reach tentative settlement

TORONTO, August 15, 2023 - Hydro One Inc. (Hydro One) and the Society of United Professionals are pleased to announce a tentative settlement of a collective agreement covering employees in engineering, supervisory and professional roles across the company’s operations in Ontario.

“The employees represented by the Society of United Professionals play an important part in energizing life for our customers and communities across the province,” said David Lebeter, Hydro One President and CEO. “We are pleased to reach a tentative settlement and want to thank the respective bargaining teams for negotiating to reach this outcome.”

“The Society of United Professionals prides itself on working collaboratively with our employers to negotiate top-flight collective agreements that are fair for everyone,” said Michelle Johnston, President of the Society. “I want to congratulate the leadership of both parties for reaching a tentative deal that addresses our members’ concerns at the bargaining table. We look forward to the ratification of the agreement so that we can get back to the work of electrifying Ontario together.”

Union members will vote on the tentative agreement with the outcome anticipated later this fall. Once ratified, the agreement will be in effect until September 30, 2025.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $31.5 billion in assets as at December 31, 2022, and annual revenues in 2022 of approximately $7.8 billion.

Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2022, Hydro One invested approximately $2.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.9 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Leader™ by Electricity Canada.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.

About the Society

Founded more than 70 years ago by engineers who wanted better working conditions, the Society of United Professionals is the union of choice for more than 9,000 professionals in the public, private and not-for-profit sectors, including more than 2,000 members proudly working at Hydro One. Society members are professionals of many stripes, including engineers, scientists, lawyers and supervisors.

The Society of United Professionals is Local 160 of the International Federation of Professional and Technical Engineers . They are based in Washington, D.C. with 80,000 members across North America. Additionally, United Professionals is affiliated to the Canadian Labour Congress, the Ontario Federation of Labour and many local labour councils.

Forward-Looking Statements and Information:

This press release and the application and investment plan to which it refers may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information: Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868